Exhibit 77K
Changes in Accountants

1.	The Registrant, by action of its Board of Trustees taken on
August 16, 2012, engaged PricewaterhouseCoopers ("PWC") as its independent registered public accounting firm to audit the Registrant's financial statements for the fiscal year ended
March 31, 2012. The decision to engage PWC was recommended by the Audit Committee at a Special Meeting held on June 26, 2012 in which it was determined that certain independence issues arising from the acquisition and reorganization of certain Old Mutual Funds into corresponding Funds of the Registrant precluded Ernst & Young LLP, the Registrant's independent accountant, from auditing certain of the Registrant's portfolios for the fiscal year ended March 31, 2012. During the Registrant's two most recent fiscal years, neither the Registrant nor anyone on its behalf has consulted PWC on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph
(a)(1)(v) of said Item 304).